Mail Stop 6010

      September 14, 2005



VIA U.S. MAIL AND FAX (217) 226-6534

Ms. Ann Montgomery
Vice President of Finance
The GSI Group, Inc.
1004 East Illinois Street,
Assumption, Illinois 62510

	Re:	The GSI Group, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed April 15, 2005
		File No. 333-43089


Dear Ms. Montgomery:

      We have reviewed your response dated August 11, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K as of April 1, 2005

Note 15. Business Combinations, page 43

1. Please refer to prior comment 6. Please address the following:

* We note that you collapsed the accounting for both the acquisition and sale of FarmPro to record the end result rather than allocate the purchase price and then remove the assets recorded upon the sale. Please tell us what the accounting would have been if you accounted for the acquisition and sale of FarmPro separately. If material, please explain why collapsing the accounting was appropriate and cite the accounting literature upon which you relied.

* In addition, please explain in further detail how you valued and recorded the acquisition of FarmPro. Demonstrate that your accounting complied with GAAP. We refer to paragraphs 35-46 of SFAS 141. Please provide us with a historical balance sheet of FarmPro immediately prior to the acquisition as well as a condensed balance sheet disclosing the amount assigned to each major asset and liability caption.

* Please clarify for us the purchase price of FarmPro, including the number of shares of equity interests issued or issuable and the value assigned to those interests, if applicable.

* We note your computation of significance for FarmPro, Inc. included in Annex A. Please provide a detailed computation for the income test. Also, we see that the transactions occurred on December 22, 2004, therefore, it appears that the significance tests should be based upon the most recent annual consolidated financial statements filed at or prior to the date of acquisition, or December 31, 2003.
Refer to Rule 3-05(b)(3) of Regulation S-X for guidance. Please revise your calculations accordingly to comply or tell why your current calculation is appropriate.

Note 18. Restatement, page 45

2. We see that you have made adjustments in 2004, 2003 and 2002 to expense warranty and research and development costs, which were erroneously included in inventory. Please clarify for us how this adjustment results in an increase to net income.

3. Also, provide us with further details regarding your corrections related to overhead allocations, including the nature of the issues identified, the effect these inventory adjustments had on other accounts (i.e. tell us the corresponding debits and credits) and how these adjustments resulted in an increase to net income in 2004 and
2003 but a decrease in 2002.

4. We note as part of the acquisition you recorded a "step-up" of inventory of $5.3 million. Please explain why this was appropriate given the recent restatements in inventory. Tell us the facts and circumstances of this charge and the nature of the inventory to which it relates.


Form 10-Q/A for the quarterly period ended July 1, 2005

Note 2. Acquisition and Financing Transactions, page 8

5. We understand that on May 16, 2005 GSI Holding purchased for cash
all of the issued and outstanding shares of the company`s common stock. Please provide a schedule of the ownership interest in GSI Holdings after the acquisition. Also, explain what the $2.3 million in minority interest as of July 1, 2005 relates to and why you believe your current accounting is appropriate. Refer to EITF 88-16 and SFAS 141 as necessary.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3554 if you have questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 551-3671.



								Sincerely,



								Angela Crane
								Branch Chief
Ms. Ann Montgomery
The GSI Group, Inc.
September 14, 2005
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